FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Year Ending September 30th 2004.

Commission File No. 0-28810

PYNG TECHNOLOGIES CORP.
(Translation of registrant's name into English)

Unit #7 - 13511 Crestwood Place, Richmond, BC  Canada V6V 2E9
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X]  Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [X ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(X)  [ ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

B.C. FORM 51-901F
(previously Form 61)

Fiscal Year ending September 2004

Dated January, 2005

Incorporated as part of:       X       Schedules A, B & C

(place "x" in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:           Pyng Technologies Corp.     name changed to PYNG MEDICAL CORP.

ISSUER ADDRESS: Unit #7 - 13511 Crestwood Place, Richmond B.C.,   V6V 2E9

ISSUER TELEPHONE NUMBER: (604) 303-7964        FAX: 303-7987

CONTACT PERSON:    Michael Jacobs

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER:  (604) 303-7964

FOR QUARTER ENDED:       YEAR ENDING SEPTEMBER 30TH, 2004

DATE OF REPORT:                              January 10th 2005,

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

    Michael  Jacobs                "Michael Jacobs"                       )1/10/05

NAME OF DIRECTOR               SIGN (TYPED)                       DATE SIGNED

                                                                                          (YY/MM/DD)

   Kevin O’Neill                    "Kevin O’Neill"                           01/10/5

NAME OF DIRECTOR       SIGN (TYPED)                              DATE SIGNED

                                                                                        (YY/MM/DD)

AUDITORS' REPORT

To the Shareholders of

Pyng Medical Corp.

(Formerly Pyng Technologies Corp.)

We have audited the consolidated balance sheet of Pyng Medical Corp. (formerly Pyng Technologies Corp.) as at September 30, 2004 and the consolidated statements of loss and deficit, and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at September 30, 2003, and for the year then ended, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 20, 2004.

Vancouver, B.C.                                                                                            Morgan and Company

December 31, 2004

Chartered Accountants

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

CONSOLIDATED FINANCIAL STATEMENTS
 SEPTEMBER 30, 2004

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

CONSOLIDATED BALANCE SHEET

	SEPTEMBER 30
	2004	2003

ASSETS

Current
Cash and cash equivalents	$19,939	$21,456
Accounts receivable	384,444	238,881
Inventories	205,738	166,332
Prepaid expenses	19,553	12,544
	629,674	439,213

Deferred Research and Development	2,433,600	2,515,661
Property, Plant and Equipment (Note 4)	177,575	211,992
Patents (Note 5)	90,394	83,831

	$3,331,243	$3,250,697

LIABILITIES

Current
Bank credit line (Note 6)	$165,836	$259,554
Accounts payable and accrued liabilities (Note 7)	358,472	387,339
Due to shareholders (Note 8(a))	-	10,733
Loan payable (Note 9)	189,332	141,095
Current portion of capital lease liability	-	1,425
	713,640	800,146

SHAREHOLDERS EQUITY

Share Capital (Note 10)	7,466,826	7,383,076

Contributed Surplus	170,378	7,433

Deficit	(5,019,601)	(4,939,958)
	2,617,603	2,450,551

	$3,331,243	$3,250,697

Approved by the Directors:

"Michael Jacobs"	"Kevin ONeill"

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

	YEAR ENDED
	SEPTEMBER 30
	2004	2003

Sales	$1,928,484	$1,154,762
Cost of Sales	764,386	509,569

Gross Margin	1,164,098	645,193

Expenses
Advertising and promotion	33,194	15,561
Amortization of deferred research and development	82,061	628,270
Amortization - other	58,603	70,234
Bad debts	-	4,118
Engineering and consulting (Note 8(b))	123,895	38,179
Foreign exchange loss	27,883	914
Interest and bank charges	30,164	28,588
Legal and accounting	45,043	135,635
Licenses and insurance	72,791	55,460
Marketing	7,075	2,531
Meals and entertainment	5,431	4,795
Office and telephone	43,791	64,285
Rent and utilities	84,704	71,344
Repairs and maintenance	16,852	17,682
Royalty (Note 7(b))	96,429	104,819
Stock based compensation	162,945	-
Transfer agent and shareholder information	42,042	42,820
Travel	13,533	34,632
Wages and benefits	341,719	348,740
	1,288,155	1,668,607

Loss from Operations	(124,057)	(1,023,414)

Interest and Miscellaneous Income	159	8,616
Gain On Settlement of Payables	44,255	105,695

Loss before Other Items	(79,643)	(909,103)

Non-Controlling Interest	-	(380)
Write-Off of Deferred Research and Development	-	(483,424)

Net Loss for the Year	(79,643)	(1,392,907)

Deficit, Beginning Of Year	(4,939,958)	(3,547,051)

Deficit, End of Year	$(5,019,601)	$(4,939,958)

Basic and Diluted Loss Per Share	$(0.01)	$(0.16)

Basic And Diluted Weighted Average Number Of Shares Outstanding	9,069,780	8,531,974

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

CONSOLIDATED STATEMENT OF CASH FLOWS

	YEAR ENDED
	SEPTEMBER 30
	2004	2003

Cash Flows From Operating Activities
Net loss for the year	$(79,643)	$(1,392,907)
Items not affecting cash:
Amortization of deferred research and development	82,061	628,270
Amortization - other	58,603	70,234
Non-controlling interest	-	380
Write-off of deferred research and development	-	483,424
Stock based compensation	162,945	-
Gain on settlement of payables	44,255	105,695
	268,221	(104,904)
Net change in non-cash working capital items:
Accounts receivable	(145,563)	(138,261)
Inventories	(39,406)	26,307
Prepaid expenses	(7,009)	1,405
Accounts payable and accrued liabilities	(21,871)	26,026
	54,372	(189,427)

Cash Flows From Financing Activities
Bank line of credit	(93,718)	113,619
Advances to shareholders	(10,733)	(7,087)
Payments on loan payable	(46,103)	(41,159)
Advances from new loans payable	94,340	-
Share capital issued for cash	32,500	167,000
Capital lease liability	(1,425)	(1,709)
	(25,139)	230,664

Cash Flows From Investing Activities
Patent costs incurred	(18,687)	(17,940)
Acquisition of property, plant and equipment	(12,063)	(1,841)
	(30,750)	(19,781)

Increase (Decrease) In Cash During The Year	(1,517)	21,456

Cash And Cash Equivalents, Beginning Of Year	21,456	-

Cash And Cash Equivalents, End Of Year	$19,939	$21,456

Supplemental Disclosure Of Cash Flow Information
Interest paid	$22,347	$21,534
Income taxes paid	-	-

Non-Cash Financing And Investing Activities
Shares issued for debt settlement	$51,250	$-
Share capital issued for remaining shares of subsidiary	-	117,000

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

1.

NATURE OF OPERATIONS

Pyng Medical Corp. (formerly Pyng Technologies Corp.) is a public company incorporated under the British Columbia Company Act.  Its shares are listed on the TSX Venture Exchange.  The Companys principal business activity is the production and sales of the F.A.S.T.1TM emergency medical systems.

Effective October 1, 2004, Pyng Technologies Corp. and its wholly-owned subsidiary, Pyng Medical Corp., amalgamated into one corporate entity.  On October 14, 2004, the newly amalgamated company changed its name from Pyng Technologies Corp. to Pyng Medical Corp.  All references to the former name have been changed to the new name in the consolidated financial statements.  The fiscal year end of the amalgamated company will remain as September 30th.

2.

SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

The financial statements have, in managements opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries, Pyng Medical Corp. and Canadian Custom Profiles Ltd.  All significant inter company transactions have been eliminated on consolidation.

Canadian Custom Profiles Ltd. ceased operations in 2001.

b)

Cash and Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid short-term investments with maturity of three months or less to be cash equivalents.  At September 30, 2004, the Company had no cash equivalents.

c)

Inventories

Inventories are valued at the lower of cost and net realizable value.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost with amortization provided for over the estimated useful lives of the assets at the following annual rates and methods:

Plant and equipment	20% declining balance
Medical equipment	20% declining balance
Leasehold improvements	30% straight line
Computer equipment	30% declining balance
Software	100% straight line

e)

Leases

Leases are classified as either capital or operating leases.  Leases that substantially transfer all the benefits and risks of ownership of property to the Company are accounted for as capital leases.  At the time a capital lease is entered into, an asset is recorded together with its related long-tem obligation in order to reflect the acquisition and financing.  Assets recorded under capital leases are being amortized on the basis as described in Note 2(d).  Rental payments under operating leases are expensed as incurred.

f)

Deferred Research and Development Costs

Pyng Medical Corp. has been in the process of researching and developing a medical device on the F.A.S.T.1TM emergency medical system.  All research and development and related administrative costs to commencement of commercial production have been capitalized.  The accumulated capitalized costs prior to commencement of commercial production are being amortized on a per unit basis based on the sales volume projection for the next 10 years.  The unamortized deferred research and development costs are reviewed annually and should the review indicate that the basis of amortization requires modification; the change will be applied prospectively.  All other expenditures for research, development and improvement of the F.A.S.T.1 TM system are expensed as incurred.

g)

Patents

Patents are recorded at cost and comprised of costs associated with preparing, filing and obtaining patents. Technology license costs are recorded at the fair value of consideration paid.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)

Patents (Continued)

Patents are amortized using the straight-line method over 10 years. The amounts shown for patents do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value based on future cash flows, the excess of such costs is charged to operations.

h)

Stock Based Compensation

As of October 1, 2002, the Company adopted certain provisions of CICA Handbook Section 3870 - "Stock Based Compensation and Other Stock Based Payments" ("Section 3870"), which establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services provided by employees and non-employees.  The standard requires that all stock based awards to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all awards granted to employees but, as adopted, only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for the settlement in cash or other assets.  The Company adopted the disclosure only provision for stock options granted to employees and directors as permitted by Section 3870.

The pro-forma effect on net loss had the Company used a fair value method to account for such compensation is $128,413.

The CICA Accounting Standards Board has amended Section 3870 to require entities to account for employee stock options using the fair value based method for fiscal years commencing on or after January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the awards vesting period.  In accordance with one of the transitional options permitted under the amended Section 3870, the Company has prospectively applied the fair value based method to all employee stock options granted on or after October 1, 2003.

i)

Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)

Loss per Share (Continued)

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations.  In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the year ended September 30, 2004 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive.  No adjustments were required to report loss from operations in computing diluted per share amounts.

j)

Income Taxes

The Company uses the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes.  Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

k)

Revenue Recognition

Revenue from sales of the Companys products is recorded at the time the product is shipped, provided that collection of the proceeds of sale is reasonably assured.

l)

Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its non-monetary assets, including deferred research and development, property, plant and equipment, and patents.  Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

m)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses recorded during the reporting periods.  Actual results could differ from these estimates and these differences could have a significant impact on the financial statements.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)

Foreign Currency Translation

The Companys functional and reporting currency is the Canadian dollar.  Foreign currencies denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Any gains or losses resulting on translation have been included in the determination of income.

3.

FINANCIAL INSTRUMENTS

The Companys financial instruments consist of cash, accounts receivable, bank credit line, accounts payable and accrued liabilities, amounts due to shareholders and loan payable. Unless otherwise noted, it is managements opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

4.

PROPERTY, PLANT AND EQUIPMENT

	2004			2003
		ACCUMULATED	NET BOOK	NET BOOK
	COST	AMORTIZATION	VALUE	VALUE

Plant and equipment	$97,836	$47,355	$50,481	$61,218
Medical equipment	284,913	169,077	115,836	139,367
Leasehold improvements	52,589	52,589	-	-
Computer equipment	32,820	23,558	9,262	11,407
Software	71,844	69,848	1,996	-

	$540,002	$362,427	$177,575	$211,992

5.

PATENTS

	2004	2003

Patents	$121,233	$102,546
Less: Accumulated amortization	(30,839)	(18,715)

	$90,394	$83,831

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

6.

BANK CREDIT LINE

Pyng Medical Corp. has established credit facilities for up to $300,000 (2003 - $260,000) under a line of credit with its bank. The line of credit bears interest at prime plus 3/4% per annum, is due on demand and secured under the general security agreement described in Note 9.

7.

GOVERNMENT GRANTS

a)

The Department of Foreign Affairs and International Trade has agreed to provide financial assistance to Pyng Medical Corp. for a portion of the eligible costs incurred during May 2, 2003 to May 2, 2004 to a maximum of $50,000 under the PEMD Program. The Company is required to repay the PEMD 4% of any incremental export sales over the base sales from the effective date of the agreement to the 3rd anniversary of the expiry date.  The Company has a sales baseline of $575,000 prior to any reimbursement under the PEMD program.  The final report for this fiscal period indicates that no payback to PEMD will be required.

The Company has received $35,625 (2003 - $24,568) of grant from PEMD during the year.

b)

Under the terms of a grant received from The Medical Devices Technology Assistance Program (MEDTAP), the Company is required to make payments based on 5% of annual sales related to its F.A.S.T.1TM emergency medical system until the total of $350,000 has been repaid.  The total amount payable by the Company is not to exceed $350,000 and no payments will be required for sales made later than October 2006.  A total of $96,429 (2003 - $104,819) for grant repayments is included in accounts payable as of September 30, 2004.

8.

RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

a)

Due to Shareholders

A balance of $Nil (2003 - $10,733) is due to a shareholder for expenditures made on behalf of the Company.

Advances from shareholders do not bear interest and do not have definite terms for repayment.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

8.

RELATED PARTY TRANSACTIONS (Continued)

b)

Payment to Directors

During the year, consulting fees of $38,697 (2003 - $Nil) were paid to the directors of the Company.

9.

LOAN PAYABLE

	2004	2003

The Company has a promissory note bearing interest at prime plus 1% (2003 - 3/4%) per annum, repayable on demand. If payment is not otherwise demanded, monthly principal payments of $4,167 plus interest are required. The note is secured by a general security agreement over all the assets and undertakings of the Company.	$189,332	$141,095

10.

SHARE CAPITAL

a)

Authorized

100,000,000 common shares without par value

b)

Issued and Outstanding

	NUMBER OF SHARES	AMOUNT

Balance, September 30, 2002	11,384,083	$7,099,076

Shares issued for cash - private placement	835,000	167,000
Shares issued for acquisition of 11% interest in subsidiary common shares	450,000	117,000

Balance, September 30, 2003	12,669,083	7,383,076

Shares issued for cash - exercise of warrants	125,000	32,500
Shares issued for debt settlement	205,000	51,250

Balance, September 30, 2004	12,999,083	$7,466,826

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

10.

SHARE CAPITAL (Continued)

c)

Share Issuances

During 2004, the Company negotiated a settlement with creditors to settle a total of $51,250 of accounts payable through the issuance of 205,000 shares at a deemed value of $0.25 per share.

In October 2003, the Company issued 125,000 shares, for warrants at $0.26 per share for total proceeds of $32,500.

By the agreement dated January 10, 2003, the Company issued 450,000 common shares at $0.26 per share to BPI Industries Inc. for the acquisition of the remaining 11% ownership of Pyng Medical Corp.

During 2003, the Company issued 835,000 shares, with non-transferable share purchase warrants attached, at $0.20 per unit for total proceeds of $167,000. The warrants entitle the holders to purchase up to an additional 835,000 shares of the Company at $0.26 per share until January 6, 2005.

d)

Escrow Shares

As of September 30, 2004, 3,750,000 shares were held in escrow.

11.

STOCK OPTIONS

a)

Stock Options Outstanding

A summary of stock option activities for the years presented is as follows:

	2004		2003
		WEIGHTED		WEIGHTED
		AVERAGE		AVERAGE
		EXERCISE		EXERCISE
	NUMBER	PRICE	NUMBER	PRICE

Outstanding, beginning of year	-	$-	825,000	$0.99

Granted	780,000	0.37	-	-
Expired	-	-	(825,000)	(0.99)

Outstanding, end of year	780,000	$0.37	-	$-

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

11.

STOCK OPTIONS (Continued)

a)

Stock Options Outstanding (Continued)

As at September 30, 2004, the following stock options were outstanding:

	NUMBER OF	EXERCISE	EXPIRY
	SHARES	PRICE	DATE

Employee stock options	400,000	$0.37	November 25, 2005
Directors stock options	380,000	$0.37	November 25, 2005

	780,000

The Company has granted, subject to all necessary approvals, incentive stock options under its Stock Option Plan to purchase up to 880,000 common shares in its capital stock exercisable at a price of $0.37 per share of which 400,000 are reserved for employees and 380,000 are reserved for directors of the Company. An additional 100,000 options were reserved for an Investor Relations Consulting Services Company which, however, was never issued. All of the options granted are exercisable for a period of 2 years expiring on November 25, 2005.

Effective October 1, 2003, the Company adopted the use of the fair value-based method and, therefore, all awards to employees and non-employees will be recorded at fair value on the date of the grant.

The Companys stock options vest as follows:  1/3 on the date of grant, 1/3 six months after the date of grant, and 1/3 twelve months after the date of grant.  As at September 30, 2004, 520,000 stock options were vested and exercisable, and fair value of $162,945 has been expensed as stock based compensation.

The fair value of stock options granted was estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for options granted in 2004:

Dividend yield	0%
Expected volatility	114%
Risk-free interest rate	3.16%
Expected life	2 years

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

11.

STOCK OPTIONS (Continued)

b)

Stock Option Plan

At September 30, 2004, the Company had a rolling stock option plan which follows the policies of the TSX Venture Exchange ("TSXV") regarding stock option awards granted to employees, directors and consultants.  The stock option plan allows a maximum of 10% of the issued shares to be reserved for issuance under the plan.

In accordance with Canadian GAAP and under APB opinion 25 and the disclosure-only provisions of FASB 123, because the exercise price of the Companys stock options equals the market price of the stock in the date of the grant, no compensation expense was recorded prior to October 1, 2003.

However, under FASB 123 "Accounting for Stock-Based Compensation" and in accordance with Canadian GAAP, the Company is required to provide pro-forma information as if compensation cost for the Companys stock option plan had been determined using the fair value based method.

Accordingly, the Companys September 30, 2004 net loss per share would have been adjusted to the following pro-forma amounts under the fair value method of accounting for stock based compensation.

2003

Net loss
As reported	$(1,392,907)
Pro-forma	$(1,521,320)

Basic net loss per share
As reported	$(0.16)
Pro-forma	$(0.18)

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

12.

WARRANTS

The following table summarizes warrants issued, exercised and expired:

	2004		2003
		WEIGHTED		WEIGHTED
		AVERAGE		AVERAGE
		EXERCISE		EXERCISE
	NUMBER	PRICE	NUMBER	PRICE

Outstanding, beginning of year	1,617,887	$0.40	1,107,125	$0.86

Issued	-	-	835,000	0.26
Exercised	(125,000)	(0.26)	-	-
Expired	(782,887)	(0.55)	(324,238)	(1.60)

Outstanding, end of year	710,000	$0.26	1,617,887	$0.40

A summary of warrants outstanding as at September 30, 2004 is presented as follows:

NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE

710,000	$0.26	January 6, 2005

13.

INCOME TAXES

a)

Details of the components of income taxes are follows:

	2004	2003

Loss before income taxes	$(79,643)	$(1,392,907)

Expected income tax recovery at statutory rate of 36.12% (2003 - 35.62%)	(28,767)	(496,153)
Adjustment in income taxes resulting from unrecognized losses and other unclaimed deductions	28,767	496,153

	$-	$-

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

13.

INCOME TAXES (Continued)

b)

Future Income Taxes

Future income taxes result primarily from differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes.  The temporary differences that give rise to future tax assets and liabilities at September 30, 2004 and 2003 are as follows:

	2004	2003

Future tax assets (liabilities):
Non-capital losses carried forward	$1,904,000	$2,370,000
Property, plant and equipment	173,000	154,000
Deferred research and development	7,000	(10,000)
Patents	11,000	7,000

Net future asset valuation allowance	2,095,000	2,521,000
Future tax asset valuation allowance	(2,095,000)	(2,521,000)

	$-	$-

The Company and its subsidiaries have temporary differences between the tax and accounting bases of assets as well as losses carried forward from prior years (which can be used to reduce future years taxable income and expire between 2005 and 2011), which total approximately $5,271,000 (2003 - $6,655,000).  Since it cannot be reasonably determined at this time if it is more likely than not that the Company will realize the benefits of the future income tax assets, no potential benefits have been recorded in the financial statements.

14.

CONCENTRATION OF CREDIT RISK AND ECONOMIC DEPENDENCE

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables.  The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of managements expectations.

Amounts owing from one customer comprised 76% (2003 - 73%) of the accounts receivable balance at September 30, 2004.

The Company presently derives a substantial amount of its revenue from one customer which contributed approximately 63% of revenue in 2004 and 79% in 2003.  The sales are made to a distributor under a distributorship agreement.  The non-renewal or cancellation of the contract could have a material adverse impact on the Company.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

15.

COMMITMENTS

Pyng Medical Corp. has a five-year lease commitment on its Richmond production premises.  The Company is required to pay rent of $3,975 per month for the first two years and $4,095 per month for the last three years.  The lease expires on September 30, 2006.

16.

COMPARATIVE FIGURES

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year.

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting under United States and Canadian generally accepted accounting principles is substantially the same with respect to the accounting principles used by the Company in the preparation of these consolidated financial statements, except with respect to the following items:

a)   Under generally accepted accounting principles in Canada (Canadian GAAP), research and development costs incurred by companies in the development stage may be deferred for fiscal periods beginning prior to April 1, 2000. Under United States accounting principles (U.S. GAAP), research and development costs must be expensed as incurred. Research and development costs incurred by a subsidiary Company, Pyng Medical Corp., have been deferred and recorded on the Companys consolidated balance sheet.

b)

Under U.S. GAAP, shares issued to employees for an amount less than fair market value are considered to be compensation. Therefore, release of the property escrow shares and the principal escrow shares may result in recognition of compensation expense. This expense would be the difference between the fair market value of the shares when released and the issue price of $1 for the 3,000,000 property escrow shares and $0.01 per share for the 750,000 principal escrow shares.

c)

U.S. GAAP requires disclosure of comprehensive income (loss) which includes all changes in equity during a period except shareholder transactions. The Company had no other comprehensive income (loss) items for the years ended September 30, 2004 and 2003.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)

Under U.S. GAAP, the following changes would have been made:

i)

Consolidated Statements of Loss and Deficit

	2004	2003

Net loss for the year
Canadian GAAP	$(79,643)	$(1,392,907)
Amortization of deferred assets	82,061	628,270

Net income (loss) under US GAAP	$2,418	$(764,637)

Basic earnings (loss) per share under US GAAP	$0.01	$(0.09)

Diluted earnings (loss) per share under US GAAP	$0.01	$(0.09)

Basic weighted average number of shares	9,069,780	8,531,974

Diluted weighted average number of shares	9,183,527	8,531,974

ii)

Consolidated Balance Sheets

	2004	2003

Assets
Deferred research and development costs
Canadian GAAP	$2,433,600	$2,515,661
Adjustment to expense costs	(2,433,600)	(2,515,661)

US GAAP	$-	$-

Shareholders Equity
Deficit
Canadian GAAP	$(5,019,601)	$(4,939,958)
Adjustment	(2,433,600)	(2,515,661)

US GAAP	$(7,453,201)	$(7,455,619)

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)

Stock Option Plans

In accordance with Canadian GAAP and under APB Opinion 25, and the disclosure-only provisions of FASB 123, because the exercise price of the Companys stock options equals the market price of the stock on the date of grant, no compensation expense was recorded.

However, for US GAAP purposes, under FASB 123 - "Accounting for Stock Based Compensation", the Company is required to provide pro-forma information as if compensation cost for the Companys stock option plan had been determined using the fair value based method prescribed in FASB 123.  Accordingly, for US GAAP purposes, the Companys net loss and loss per share would have been adjusted to the following pro-forma amounts under the fair value provisions of FASB 123:

2003

Net loss
As reported in Note 17(d)(i)	$(764,637)
Pro-forma	$(893,050)

Basic net loss per share
As reported in Note 17(d)(i)	$(0.09)
Pro-forma	$(0.11)

The fair value of stock options granted was estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted-average assumptions:

Dividend yield	0%
Expected volatility	126%
Risk-free interest rate	5.25%
Expected life	2 years

No options were granted in the year ended September 30, 2003.

The weighted average fair value of options granted during the year 2003 was $Nil per option.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

f)

Income Taxes

The method of accounting for income taxes adopted by the Company is substantially similar to U. S. GAAP ("FAS 109"). Accordingly, there are no material net differences between Canadian and U.S. GAAP in relation to accounting for income taxes except for use of different terminology as U.S. terminology refers to "deferred tax" assets or liabilities.

Under SFAS 109, the Company would record the benefit of tax losses subject to a valuation allowance when it is more likely than not that such losses will ultimately be utilized. As at December 31, 2003 and 2002, the Companys deferred tax assets for U.S. GAAP purposes are eliminated by a valuation allowance, resulting in no net tax benefit being recorded, as described in Note 13 for Canadian purposes.

g)

Recent Accounting Pronouncements

In April 2003, the FASB issued Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies accounting for derivative instruments, including certain embedded derivatives, and for hedging activities under Statement 133. Statement 149 is effective for contracts entered into or modified after June 30, 2003. Adopting this new standard is not expected to have a significant impact on the Companys financial statements.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  The Statement requires that certain financial instruments previously classified as equity in statements of financial position be classified as liabilities. The provisions in Statement 150 are effective for financial instruments ended into or modified after May 31, 2003, and otherwise at the beginning of the first interim period beginning after June 15, 2003 for public companies. Adopting this new standard is not expected to have a significant impact on the Companys financial statements.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

g)

Recent Accounting Pronouncements (Continued)

In November 2004, the FASB issued Statement 151, "Inventory Costs".  This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  Statement 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal".  In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  Statement 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted in certain circumstances.  Adopting this new standard is not expected to have a significant impact on the Companys consolidated financial statements.

In December 2004, FASB has also issued SFAS No. 152 and 153 but they will not have any relationship to the operations of the Company, therefore, a description of each and their respective impact on the Companys operations have not been disclosed.

AUDITORS' REPORT

To the Shareholders of

Pyng Medical Corp.

(Formerly Pyng Technologies Corp.)

We have audited the consolidated balance sheet of Pyng Medical Corp. (formerly Pyng Technologies Corp.) as at September 30, 2004 and the consolidated statements of loss and deficit, and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at September 30, 2003, and for the year then ended, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 20, 2004.

Vancouver, B.C.                                                                                            Morgan and Company

December 31, 2004

Chartered Accountants

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

CONSOLIDATED BALANCE SHEET

	SEPTEMBER 30
	2004	2003

ASSETS

Current
Cash and cash equivalents	$19,939	$21,456
Accounts receivable	384,444	238,881
Inventories	205,738	166,332
Prepaid expenses	19,553	12,544
	629,674	439,213

Deferred Research and Development	2,433,600	2,515,661
Property, Plant and Equipment (Note 4)	177,575	211,992
Patents (Note 5)	90,394	83,831

	$3,331,243	$3,250,697

LIABILITIES

Current
Bank credit line (Note 6)	$165,836	$259,554
Accounts payable and accrued liabilities (Note 7)	358,472	387,339
Due to shareholders (Note 8(a))	-	10,733
Loan payable (Note 9)	189,332	141,095
Current portion of capital lease liability	-	1,425
	713,640	800,146

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	7,466,826	7,383,076

Contributed Surplus	170,378	7,433

Deficit	(5,019,601)	(4,939,958)
	2,617,603	2,450,551

	$3,331,243	$3,250,697

Approved by the Directors:

“Michael Jacobs”	“Kevin O’Neill”

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

	YEAR ENDED
	SEPTEMBER 30
	2004	2003

Sales	$1,928,484	$1,154,762
Cost of Sales	764,386	509,569

Gross Margin	1,164,098	645,193

Expenses
Advertising and promotion	33,194	15,561
Amortization of deferred research and development	82,061	628,270
Amortization – other	58,603	70,234
Bad debts	-	4,118
Engineering and consulting (Note 8(b))	123,895	38,179
Foreign exchange loss	27,883	914
Interest and bank charges	30,164	28,588
Legal and accounting	45,043	135,635
Licenses and insurance	72,791	55,460
Marketing	7,075	2,531
Meals and entertainment	5,431	4,795
Office and telephone	43,791	64,285
Rent and utilities	84,704	71,344
Repairs and maintenance	16,852	17,682
Royalty (Note 7(b))	96,429	104,819
Stock based compensation	162,945	-
Transfer agent and shareholder information	42,042	42,820
Travel	13,533	34,632
Wages and benefits	341,719	348,740
	1,288,155	1,668,607

Loss from Operations	(124,057)	(1,023,414)

Interest and Miscellaneous Income	159	8,616
Gain On Settlement of Payables	44,255	105,695

Loss before Other Items	(79,643)	(909,103)

Non-Controlling Interest	-	(380)
Write-Off of Deferred Research and Development	-	(483,424)

Net Loss for the Year	(79,643)	(1,392,907)

Deficit, Beginning Of Year	(4,939,958)	(3,547,051)

Deficit, End of Year	$(5,019,601)	$(4,939,958)

Basic and Diluted Loss Per Share	$(0.01)	$(0.16)

Basic And Diluted Weighted Average Number Of Shares Outstanding	9,069,780	8,531,974

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

CONSOLIDATED STATEMENT OF CASH FLOWS

	YEAR ENDED
	SEPTEMBER 30
	2004	2003

Cash Flows From Operating Activities
Net loss for the year	$(79,643)	$(1,392,907)
Items not affecting cash:
Amortization of deferred research and development	82,061	628,270
Amortization - other	58,603	70,234
Non-controlling interest	-	380
Write-off of deferred research and development	-	483,424
Stock based compensation	162,945	-
Gain on settlement of payables	44,255	105,695
	268,221	(104,904)
Net change in non-cash working capital items:
Accounts receivable	(145,563)	(138,261)
Inventories	(39,406)	26,307
Prepaid expenses	(7,009)	1,405
Accounts payable and accrued liabilities	(21,871)	26,026
	54,372	(189,427)

Cash Flows From Financing Activities
Bank line of credit	(93,718)	113,619
Advances to shareholders	(10,733)	(7,087)
Payments on loan payable	(46,103)	(41,159)
Advances from new loans payable	94,340	-
Share capital issued for cash	32,500	167,000
Capital lease liability	(1,425)	(1,709)
	(25,139)	230,664

Cash Flows From Investing Activities
Patent costs incurred	(18,687)	(17,940)
Acquisition of property, plant and equipment	(12,063)	(1,841)
	(30,750)	(19,781)

Increase (Decrease) In Cash During The Year	(1,517)	21,456

Cash And Cash Equivalents, Beginning Of Year	21,456	-

Cash And Cash Equivalents, End Of Year	$19,939	$21,456

Supplemental Disclosure Of Cash Flow Information
Interest paid	$22,347	$21,534
Income taxes paid	-	-

Non-Cash Financing And Investing Activities
Shares issued for debt settlement	$51,250	$-
Share capital issued for remaining shares of subsidiary	-	117,000

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

1.

NATURE OF OPERATIONS

Pyng Medical Corp. (formerly Pyng Technologies Corp.) is a public company incorporated under the British Columbia Company Act.  Its shares are listed on the TSX Venture Exchange.  The Company’s principal business activity is the production and sales of the F.A.S.T.1TM emergency medical systems.

Effective October 1, 2004, Pyng Technologies Corp. and its wholly-owned subsidiary, Pyng Medical Corp., amalgamated into one corporate entity.  On October 14, 2004, the newly amalgamated company changed its name from Pyng Technologies Corp. to Pyng Medical Corp.  All references to the former name have been changed to the new name in the consolidated financial statements.  The fiscal year end of the amalgamated company will remain as September 30th.

2.

SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries, Pyng Medical Corp. and Canadian Custom Profiles Ltd.  All significant inter company transactions have been eliminated on consolidation.

Canadian Custom Profiles Ltd. ceased operations in 2001.

b)

Cash and Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid short-term investments with maturity of three months or less to be cash equivalents.  At September 30, 2004, the Company had no cash equivalents.

c)

Inventories

Inventories are valued at the lower of cost and net realizable value.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost with amortization provided for over the estimated useful lives of the assets at the following annual rates and methods:

Plant and equipment	20% declining balance
Medical equipment	20% declining balance
Leasehold improvements	30% straight line
Computer equipment	30% declining balance
Software	100% straight line

e)

Leases

Leases are classified as either capital or operating leases.  Leases that substantially transfer all the benefits and risks of ownership of property to the Company are accounted for as capital leases.  At the time a capital lease is entered into, an asset is recorded together with its related long-tem obligation in order to reflect the acquisition and financing.  Assets recorded under capital leases are being amortized on the basis as described in Note 2(d).  Rental payments under operating leases are expensed as incurred.

f)

Deferred Research and Development Costs

Pyng Medical Corp. has been in the process of researching and developing a medical device on the F.A.S.T.1TM emergency medical system.  All research and development and related administrative costs to commencement of commercial production have been capitalized.  The accumulated capitalized costs prior to commencement of commercial production are being amortized on a per unit basis based on the sales volume projection for the next 10 years.  The unamortized deferred research and development costs are reviewed annually and should the review indicate that the basis of amortization requires modification; the change will be applied prospectively.  All other expenditures for research, development and improvement of the F.A.S.T.1 TM system are expensed as incurred.

g)

Patents

Patents are recorded at cost and comprised of costs associated with preparing, filing and obtaining patents. Technology license costs are recorded at the fair value of consideration paid.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)

Patents (Continued)

Patents are amortized using the straight-line method over 10 years. The amounts shown for patents do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value based on future cash flows, the excess of such costs is charged to operations.

h)

Stock Based Compensation

As of October 1, 2002, the Company adopted certain provisions of CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments” (“Section 3870”), which establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services provided by employees and non-employees.  The standard requires that all stock based awards to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all awards granted to employees but, as adopted, only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for the settlement in cash or other assets.  The Company adopted the disclosure only provision for stock options granted to employees and directors as permitted by Section 3870.

The pro-forma effect on net loss had the Company used a fair value method to account for such compensation is $128,413.

The CICA Accounting Standards Board has amended Section 3870 to require entities to account for employee stock options using the fair value based method for fiscal years commencing on or after January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.  In accordance with one of the transitional options permitted under the amended Section 3870, the Company has prospectively applied the fair value based method to all employee stock options granted on or after October 1, 2003.

i)

Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)

Loss per Share (Continued)

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations.  In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the year ended September 30, 2004 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive.  No adjustments were required to report loss from operations in computing diluted per share amounts.

j)

Income Taxes

The Company uses the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes.  Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

k)

Revenue Recognition

Revenue from sales of the Company’s products is recorded at the time the product is shipped, provided that collection of the proceeds of sale is reasonably assured.

l)

Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its non-monetary assets, including deferred research and development, property, plant and equipment, and patents.  Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

m)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses recorded during the reporting periods.  Actual results could differ from these estimates and these differences could have a significant impact on the financial statements.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar.  Foreign currencies denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Any gains or losses resulting on translation have been included in the determination of income.

3.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, bank credit line, accounts payable and accrued liabilities, amounts due to shareholders and loan payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

4.

PROPERTY, PLANT AND EQUIPMENT

	2004			2003
		ACCUMULATED	NET BOOK	NET BOOK
	COST	AMORTIZATION	VALUE	VALUE

Plant and equipment	$97,836	$47,355	$50,481	$61,218
Medical equipment	284,913	169,077	115,836	139,367
Leasehold improvements	52,589	52,589	-	-
Computer equipment	32,820	23,558	9,262	11,407
Software	71,844	69,848	1,996	-

	$540,002	$362,427	$177,575	$211,992

5.

PATENTS

	2004	2003

Patents	$121,233	$102,546
Less: Accumulated amortization	(30,839)	(18,715)

$90,394	$83,831

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

6.

BANK CREDIT LINE

Pyng Medical Corp. has established credit facilities for up to $300,000 (2003 - $260,000) under a line of credit with its bank. The line of credit bears interest at prime plus ¾% per annum, is due on demand and secured under the general security agreement described in Note 9.

7.

GOVERNMENT GRANTS

a)

The Department of Foreign Affairs and International Trade has agreed to provide financial assistance to Pyng Medical Corp. for a portion of the eligible costs incurred during May 2, 2003 to May 2, 2004 to a maximum of $50,000 under the PEMD Program. The Company is required to repay the PEMD 4% of any incremental export sales over the base sales from the effective date of the agreement to the 3rd anniversary of the expiry date.  The Company has a sales baseline of $575,000 prior to any reimbursement under the PEMD program.  The final report for this fiscal period indicates that no payback to PEMD will be required.

The Company has received $35,625 (2003 - $24,568) of grant from PEMD during the year.

b)

Under the terms of a grant received from The Medical Devices Technology Assistance Program (MEDTAP), the Company is required to make payments based on 5% of annual sales related to its F.A.S.T.1TM emergency medical system until the total of $350,000 has been repaid.  The total amount payable by the Company is not to exceed $350,000 and no payments will be required for sales made later than October 2006.  A total of $96,429 (2003 - $104,819) for grant repayments is included in accounts payable as of September 30, 2004.

8.

RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

a)

Due to Shareholders

A balance of $Nil (2003 - $10,733) is due to a shareholder for expenditures made on behalf of the Company.

Advances from shareholders do not bear interest and do not have definite terms for repayment.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

8.

RELATED PARTY TRANSACTIONS (Continued)

b)

Payment to Directors

During the year, consulting fees of $38,697 (2003 - $Nil) were paid to the directors of the Company.

9.

LOAN PAYABLE

	2004	2003

The Company has a promissory note bearing interest at prime plus 1% (2003 – ¾%) per annum, repayable on demand. If payment is not otherwise demanded, monthly principal payments of $4,167 plus interest are required. The note is secured by a general security agreement over all the assets and undertakings of the Company.	$189,332	$141,095

10.

SHARE CAPITAL

a)

Authorized

100,000,000 common shares without par value

b)

Issued and Outstanding

	NUMBER OF SHARES	AMOUNT

Balance, September 30, 2002	11,384,083	$7,099,076

Shares issued for cash – private placement	835,000	167,000
Shares issued for acquisition of 11% interest in subsidiary common shares	450,000	117,000

Balance, September 30, 2003	12,669,083	7,383,076

Shares issued for cash – exercise of warrants	125,000	32,500
Shares issued for debt settlement	205,000	51,250

Balance, September 30, 2004	12,999,083	$7,466,826

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

10.

SHARE CAPITAL (Continued)

c)

Share Issuances

During 2004, the Company negotiated a settlement with creditors to settle a total of $51,250 of accounts payable through the issuance of 205,000 shares at a deemed value of $0.25 per share.

In October 2003, the Company issued 125,000 shares, for warrants at $0.26 per share for total proceeds of $32,500.

By the agreement dated January 10, 2003, the Company issued 450,000 common shares at $0.26 per share to BPI Industries Inc. for the acquisition of the remaining 11% ownership of Pyng Medical Corp.

During 2003, the Company issued 835,000 shares, with non-transferable share purchase warrants attached, at $0.20 per unit for total proceeds of $167,000. The warrants entitle the holders to purchase up to an additional 835,000 shares of the Company at $0.26 per share until January 6, 2005.

d)

Escrow Shares

As of September 30, 2004, 3,750,000 shares were held in escrow.

11.

STOCK OPTIONS

a)

Stock Options Outstanding

A summary of stock option activities for the years presented is as follows:

	2004		2003
		WEIGHTED		WEIGHTED
		AVERAGE		AVERAGE
		EXERCISE		EXERCISE
	NUMBER	PRICE	NUMBER	PRICE

Outstanding, beginning of year	-	$-	825,000	$0.99

Granted	780,000	0.37	-	-
Expired	-	-	(825,000)	(0.99)

Outstanding, end of year	780,000	$0.37	-	$-

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

11.

STOCK OPTIONS (Continued)

a)

Stock Options Outstanding (Continued)

As at September 30, 2004, the following stock options were outstanding:

	NUMBER OF	EXERCISE	EXPIRY
	SHARES	PRICE	DATE

Employee stock options	400,000	$0.37	November 25, 2005
Directors stock options	380,000	$0.37	November 25, 2005

	780,000

The Company has granted, subject to all necessary approvals, incentive stock options under its Stock Option Plan to purchase up to 880,000 common shares in its capital stock exercisable at a price of $0.37 per share of which 400,000 are reserved for employees and 380,000 are reserved for directors of the Company. An additional 100,000 options were reserved for an Investor Relations Consulting Services Company which, however, was never issued. All of the options granted are exercisable for a period of 2 years expiring on November 25, 2005.

Effective October 1, 2003, the Company adopted the use of the fair value-based method and, therefore, all awards to employees and non-employees will be recorded at fair value on the date of the grant.

The Company’s stock options vest as follows:  1/3 on the date of grant, 1/3 six months after the date of grant, and 1/3 twelve months after the date of grant.  As at September 30, 2004, 520,000 stock options were vested and exercisable, and fair value of $162,945 has been expensed as stock based compensation.

The fair value of stock options granted was estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for options granted in 2004:

Dividend yield	0%
Expected volatility	114%
Risk-free interest rate	3.16%
Expected life	2 years

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

11.

STOCK OPTIONS (Continued)

b)

Stock Option Plan

At September 30, 2004, the Company had a rolling stock option plan which follows the policies of the TSX Venture Exchange (“TSXV”) regarding stock option awards granted to employees, directors and consultants.  The stock option plan allows a maximum of 10% of the issued shares to be reserved for issuance under the plan.

In accordance with Canadian GAAP and under APB opinion 25 and the disclosure-only provisions of FASB 123, because the exercise price of the Company’s stock options equals the market price of the stock in the date of the grant, no compensation expense was recorded prior to October 1, 2003.

However, under FASB 123 “Accounting for Stock-Based Compensation” and in accordance with Canadian GAAP, the Company is required to provide pro-forma information as if compensation cost for the Company’s stock option plan had been determined using the fair value based method.

Accordingly, the Company’s September 30, 2004 net loss per share would have been adjusted to the following pro-forma amounts under the fair value method of accounting for stock based compensation.

2003

Net loss
As reported	$(1,392,907)
Pro-forma	$(1,521,320)

Basic net loss per share
As reported	$(0.16)
Pro-forma	$(0.18)

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

12.

WARRANTS

The following table summarizes warrants issued, exercised and expired:

	2004		2003
		WEIGHTED		WEIGHTED
		AVERAGE		AVERAGE
		EXERCISE		EXERCISE
	NUMBER	PRICE	NUMBER	PRICE

Outstanding, beginning of year	1,617,887	$0.40	1,107,125	$0.86

Issued	-	-	835,000	0.26
Exercised	(125,000)	(0.26)	-	-
Expired	(782,887)	(0.55)	(324,238)	(1.60)

Outstanding, end of year	710,000	$0.26	1,617,887	$0.40

A summary of warrants outstanding as at September 30, 2004 is presented as follows:

NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE

710,000	$0.26	January 6, 2005

13.

INCOME TAXES

a)

Details of the components of income taxes are follows:

	2004	2003

Loss before income taxes	$(79,643)	$(1,392,907)

Expected income tax recovery at statutory rate of 36.12% (2003 – 35.62%)	(28,767)	(496,153)
Adjustment in income taxes resulting from unrecognized losses and other unclaimed deductions	28,767	496,153

	$-	$-

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

13.

INCOME TAXES (Continued)

b)

Future Income Taxes

Future income taxes result primarily from differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes.  The temporary differences that give rise to future tax assets and liabilities at September 30, 2004 and 2003 are as follows:

	2004	2003

Future tax assets (liabilities):
Non-capital losses carried forward	$1,904,000	$2,370,000
Property, plant and equipment	173,000	154,000
Deferred research and development	7,000	(10,000)
Patents	11,000	7,000

Net future asset valuation allowance	2,095,000	2,521,000
Future tax asset valuation allowance	(2,095,000)	(2,521,000)

	$-	$-

The Company and its subsidiaries have temporary differences between the tax and accounting bases of assets as well as losses carried forward from prior years (which can be used to reduce future years’ taxable income and expire between 2005 and 2011), which total approximately $5,271,000 (2003 - $6,655,000).  Since it cannot be reasonably determined at this time if it is more likely than not that the Company will realize the benefits of the future income tax assets, no potential benefits have been recorded in the financial statements.

14.

CONCENTRATION OF CREDIT RISK AND ECONOMIC DEPENDENCE

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables.  The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management’s expectations.

Amounts owing from one customer comprised 76% (2003 - 73%) of the accounts receivable balance at September 30, 2004.

The Company presently derives a substantial amount of its revenue from one customer which contributed approximately 63% of revenue in 2004 and 79% in 2003.  The sales are made to a distributor under a distributorship agreement.  The non-renewal or cancellation of the contract could have a material adverse impact on the Company.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

15.

COMMITMENTS

Pyng Medical Corp. has a five-year lease commitment on its Richmond production premises.  The Company is required to pay rent of $3,975 per month for the first two years and $4,095 per month for the last three years.  The lease expires on September 30, 2006.

16.

COMPARATIVE FIGURES

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year.

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting under United States and Canadian generally accepted accounting principles is substantially the same with respect to the accounting principles used by the Company in the preparation of these consolidated financial statements, except with respect to the following items:

a)

Under generally accepted accounting principles in Canada (Canadian GAAP), research and development costs incurred by companies in the development stage may be deferred for fiscal periods beginning prior to April 1, 2000. Under United States accounting principles (U.S. GAAP), research and development costs must be expensed as incurred. Research and development costs incurred by a subsidiary Company, Pyng Medical Corp., have been deferred and recorded on the Company’s consolidated balance sheet.

b)

Under U.S. GAAP, shares issued to employees for an amount less than fair market value are considered to be compensation. Therefore, release of the property escrow shares and the principal escrow shares may result in recognition of compensation expense. This expense would be the difference between the fair market value of the shares when released and the issue price of $1 for the 3,000,000 property escrow shares and $0.01 per share for the 750,000 principal escrow shares.

c)

U.S. GAAP requires disclosure of comprehensive income (loss) which includes all changes in equity during a period except shareholder transactions. The Company had no other comprehensive income (loss) items for the years ended September 30, 2004 and 2003.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)

Under U.S. GAAP, the following changes would have been made:

i)

Consolidated Statements of Loss and Deficit

	2004	2003

Net loss for the year
Canadian GAAP	$(79,643)	$(1,392,907)
Amortization of deferred assets	82,061	628,270

Net income (loss) under US GAAP	$2,418	$(764,637)

Basic earnings (loss) per share under US GAAP	$0.01	$(0.09)

Diluted earnings (loss) per share under US GAAP	$0.01	$(0.09)

Basic weighted average number of shares	9,069,780	8,531,974

Diluted weighted average number of shares	9,183,527	8,531,974

ii)

Consolidated Balance Sheets

	2004	2003

Assets
Deferred research and development costs
Canadian GAAP	$2,433,600	$2,515,661
Adjustment to expense costs	(2,433,600)	(2,515,661)

US GAAP	$-	$-

Shareholders’ Equity
Deficit
Canadian GAAP	$(5,019,601)	$(4,939,958)
Adjustment	(2,433,600)	(2,515,661)

US GAAP	$(7,453,201)	$(7,455,619)

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)

Stock Option Plans

In accordance with Canadian GAAP and under APB Opinion 25, and the disclosure-only provisions of FASB 123, because the exercise price of the Company’s stock options equals the market price of the stock on the date of grant, no compensation expense was recorded.

However, for US GAAP purposes, under FASB 123 – “Accounting for Stock Based Compensation”, the Company is required to provide pro-forma information as if compensation cost for the Company’s stock option plan had been determined using the fair value based method prescribed in FASB 123.  Accordingly, for US GAAP purposes, the Company’s net loss and loss per share would have been adjusted to the following pro-forma amounts under the fair value provisions of FASB 123:

2003

Net loss
As reported in Note 17(d)(i)	$(764,637)
Pro-forma	$(893,050)

Basic net loss per share
As reported in Note 17(d)(i)	$(0.09)
Pro-forma	$(0.11)

The fair value of stock options granted was estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted-average assumptions:

Dividend yield	0%
Expected volatility	126%
Risk-free interest rate	5.25%
Expected life	2 years

No options were granted in the year ended September 30, 2003.

The weighted average fair value of options granted during the year 2003 was $Nil per option.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

f)

Income Taxes

The method of accounting for income taxes adopted by the Company is substantially similar to U. S. GAAP (“FAS 109”). Accordingly, there are no material net differences between Canadian and U.S. GAAP in relation to accounting for income taxes except for use of different terminology as U.S. terminology refers to “deferred tax” assets or liabilities.

Under SFAS 109, the Company would record the benefit of tax losses subject to a valuation allowance when it is more likely than not that such losses will ultimately be utilized. As at December 31, 2003 and 2002, the Company’s deferred tax assets for U.S. GAAP purposes are eliminated by a valuation allowance, resulting in no net tax benefit being recorded, as described in Note 13 for Canadian purposes.

g)

Recent Accounting Pronouncements

In April 2003, the FASB issued Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies accounting for derivative instruments, including certain embedded derivatives, and for hedging activities under Statement 133. Statement 149 is effective for contracts entered into or modified after June 30, 2003. Adopting this new standard is not expected to have a significant impact on the Company’s financial statements.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  The Statement requires that certain financial instruments previously classified as equity in statements of financial position be classified as liabilities. The provisions in Statement 150 are effective for financial instruments ended into or modified after May 31, 2003, and otherwise at the beginning of the first interim period beginning after June 15, 2003 for public companies. Adopting this new standard is not expected to have a significant impact on the Company’s financial statements.

PYNG MEDICAL CORP.

(Formerly Pyng Technologies Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

g)

Recent Accounting Pronouncements (Continued)

In November 2004, the FASB issued Statement 151, “Inventory Costs”.  This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  Statement 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal”.  In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  Statement 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted in certain circumstances.  Adopting this new standard is not expected to have a significant impact on the Company’s consolidated financial statements.

In December 2004, FASB has also issued SFAS No. 152 and 153 but they will not have any relationship to the operations of the Company, therefore, a description of each and their respective impact on the Company’s operations have not been disclosed.